Exhibit 2.12

WESTERNZAGROS RESOURCES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of WesternZagros Resources Ltd. (the “Company”) will be held in Meeting Room No. 3, Plus Fifteen Level, at the Ernst & Young Tower located at 440 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 at 10:00 a.m. (Calgary time) on October 1, 2014 (the “Meeting”) for the following purposes:

1.	To consider, and if thought fit, pass an ordinary resolution approving an equity backstop and private placement of non-voting, series 1, class A preferred shares of the Company to Crest Energy International LLC (“Crest”), pursuant to the terms and subject to the conditions of the equity backstop agreement dated August 14, 2014 between the Company and Crest, all as more particularly set out in the accompanying management information circular of the Company dated September 1, 2014;

2.	To consider, and if thought fit, pass a special resolution approving an amendment to the articles of the Company to increase the maximum number of directors from 9 to 10; and

3.	To transact any such other business as may properly be brought before the Meeting or any adjournment thereof.

If you are a registered Shareholder of the Company and are unable to attend the Meeting or any adjournment thereof in person, please complete, sign and mail the enclosed form of proxy to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time of the Meeting or any adjournment thereof.

If you are an unregistered Shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided therein.

Only registered Shareholders as at September 1, 2014 and their duly appointed proxyholders will be entitled to vote at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Fred Dyment”

Fred Dyment

Chairman

WESTERNZAGROS RESOURCES LTD.

INFORMATION CIRCULAR

September 1, 2014

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF WESTERNZAGROS RESOURCES LTD. (the “Company” or “WesternZagros”) for use at the special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of the Company to be held on October 1, 2014 at 10:00 a.m. (Calgary time) at the place and for the purposes set out in the accompanying Notice of Meeting. As a Shareholder you are cordially invited to be present at the Meeting. To ensure that you will be represented at the Meeting in the event that you are a registered Shareholder and unable to attend personally, you are requested to date, complete and sign the accompanying form of proxy enclosed herewith and return the same to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. If you are an unregistered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided from such broker or intermediary.

The solicitation of proxies by management is intended to be primarily by mail but may also be made by telephone, facsimile transmission or other electronic means of communication or in person by the directors, officers and employees of the Company. The cost of such solicitation will be borne by the Company. In addition, the Company may retain one or more proxy solicitation agents or dealer-managers as required to solicit proxies on behalf of management for customary compensation which will be paid by the Company.

Except where otherwise stated, the information contained herein is given as of September 1, 2014. All monetary references in this Information Circular are to Canadian dollars unless otherwise stated.

Forward-Looking Advisory

This Information Circular contains certain forward-looking statements and forward-looking information (collectively referred to herein as “forward-looking information”) within the meaning of Canadian securities laws relating, but not limited to, the timing and procedures related to the Rights Offering, the Meeting, the Equity Backstop, the Private Placement and the Debt Financing, the anticipated funds to be raised by the Rights Offering, the Private Placement and the Debt Financing (each as defined herein) and the expected use thereof and benefits therefrom and the listing of the Rights on the TSX Venture Exchange (the “TSXV”) and the timing thereof. Any statements that are contained in this Information Circular that are not statements of historical fact may be deemed to be forward-looking information. Forward-looking information typically contains statements with words such as “anticipate”, “plan”, “estimate”, “expect”, “believe”, “potential”, “could”, or similar words suggesting future outcomes. The Company cautions readers not to place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by WesternZagros. In addition, the forward-looking information is made as of the date hereof, and the Company assumes no obligation to update or revise such to reflect new events or circumstances, except as required by law.

Forward-looking information is not based on historical facts but rather on management’s current expectations and assumptions regarding, among other things, the completion of the Rights Offering, the Equity Backstop and the Private Placement and the ability to obtain regulatory TSXV approval and Shareholder approval in a timely fashion. Although the Company believes the expectations and assumptions reflected in such forward-looking information are reasonable, they may prove to be incorrect. The Company undertakes no obligation to update publicly or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise, except as required by applicable law. Forward-looking information involves significant known and unknown risks and uncertainties. A number of factors could cause actual results to differ materially from those anticipated by WesternZagros including, but not limited to, the risk that any of the conditions set forth in the Equity Backstop Agreement or the Loan Agreement (each as defined herein) are not satisfied on a timely basis or other termination events under such agreements occur; risks associated with the oil and gas industry (e.g. operational risks in exploration; inherent uncertainties in interpreting geological data; changes in plans with respect to exploration or capital expenditures; interruptions in operations together with any associated insurance proceedings; the uncertainty of estimates and projections in relation to costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations, the uncertainty associated with negotiating with foreign governments, the risk of adverse determinations by governmental authorities, the risk of arbitrating and enforcing claims against entities that may claim sovereignty and other risks associated with international activity and foreign governmental sovereignty over the areas in which the Company’s operations are conducted. For further information on WesternZagros and the risks associated with its business, please see the Company’s Annual Information Form dated March 13, 2014 which is available on SEDAR at www.sedar.com.

GENERAL

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are officers and/or directors of the Company (the “Management Designees”). A Shareholder wishing to appoint some other person or company (who need not be a Shareholder) to represent such Shareholder at the Meeting has the right to do so, either by inserting such person’s or company’s name in the blank space provided in the form of proxy or by completing another form of proxy. Such a Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and instruct the nominee on how such holder’s Common Shares are to be voted. In any case, the form of proxy should be dated and executed by the Shareholder or the Shareholder’s attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a Shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Voting of Proxies

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the Shareholders who appoint them. Each Shareholder may instruct its proxyholder how to vote such holder’s Common Shares by completing the blanks in the form of proxy.

Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any poll in accordance with the instructions made on the form of proxy and, if a Shareholder specifies a choice as to any matters to be acted on, such holder’s Common Shares shall be voted accordingly. In the absence of such instructions, such Common Shares will be voted in favour of all matters identified in the Notice of Meeting accompanying this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company knew of no such amendments, variations or other matters to come before the Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not own Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting the Common Shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) on how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. (“Broadridge”). Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or visit www.proxyvote.com to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own name in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Voting Shares and Principal Holders Thereof

The Board of Directors of the Company (the “Board”) has set the close of business on September 1, 2014 as the record date for the Meeting. Shareholders at the close of business on September 1, 2014 are entitled to receive notice of the Meeting and to vote thereat or at any adjournments thereof on the basis of one vote for each Common Share held, except to the extent that: (i) the Shareholder has transferred the ownership of any of the holder’s Common Shares after that date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that such transferee owns the Common Shares, and demands at any time before the Meeting that the transferee’s name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Common Shares at the Meeting or any adjournment thereof.

As of September 1, 2014, a total of 476,620,510 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and executive officers of the Company, no person, firm or company beneficially owns, directly or indirectly, or controls or directs, Common Shares carrying 10 percent or more of the voting rights attached to all of the Common Shares, except as set forth below:

Name	Voting Securities Held	Percentage of Voting Securities Held
Crest Energy International LLC	93,998,437 Common Shares(1)	19.7%
Paulson & Co. Inc.(2)	52,684,600 Common Shares(3)	11.1%

Notes:

(1)	Crest Energy International LLC also holds $19,800,000 principal amount of 4.00% convertible senior unsecured notes of the Company which are convertible into an additional 13,655,172 Common Shares at $1.45 per share, subject to certain adjustments and restrictions.
(2)	The beneficial ownership of these Common Shares is not known by the Company. Information as to these holdings has been taken from alternative monthly reports filed pursuant to National Instrument 62-103—The Early Warning System and Related Take-Over Bid and Insider Reporting Issues.
(3)	Investment funds managed by Paulson & Co. Inc. also hold $70,000,000 principal amount of 4.00% convertible senior unsecured notes of the Company which are convertible into an additional 48,275,862 Common Shares at $1.45 per share, subject to certain adjustments and restrictions.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Private Placement

At the Meeting, Shareholders will be asked to consider, and if deemed advisable pass, with or without variation, an ordinary resolution (the “Private Placement Resolution”) approving the Equity Backstop (as defined below) and a private placement of non-voting series 1 class A preferred shares (“Class A Preferred Shares”) to Crest Energy International LLC (“Crest”) in connection with a rights offering (the “Rights Offering”) to Shareholders by the Company of transferable rights (each, a “Right”). The number of Class A Preferred Shares to be issued to Crest is not known at this time and will depend upon the level of participation in the Rights Offering by Shareholders other than Crest. See a further description of how the number of Class A Preferred Shares to be issued to Crest will be determined under “Equity Backstop Agreement”.

Description of the Rights Offering and Equity Backstop

The following is a brief summary of the Rights Offering and Equity Backstop. Details in respect of the Rights Offering, including the definitive timing for completing the Rights Offering, the expiry time, the final size of the Rights Offering and the price at which each Common Share will be issuable upon the exercise of Rights (the “Subscription Price”) and the applicable record date, will be set forth in a final short form prospectus of the Company which is intended to be filed with securities regulators in early to mid October 2014 (the “Final Prospectus”). The following is intended to serve as a brief summary of the Rights Offering and the Equity Backstop. The issuance and exercise of the Rights and the delivery of the Common Shares upon exercise of the Rights will be governed by the terms and conditions set forth in the Final Prospectus.

Pursuant to the Rights Offering, the Company will distribute Rights to Shareholders of record at 5:00 p.m. (Calgary time) on a date to be specified in the Final Prospectus as the record date (the “Rights Offering Record Date”). Subject to approval by the applicable securities commissions and the TSX Venture Exchange (the “TSXV”), the Rights Offering Record Date is currently anticipated to be in mid-October. Each Shareholder of record on the Record Date will receive one (1) Right for each Common Share held. The Rights will permit holders thereof (the “Rightsholders”) to purchase in the aggregate up to approximately $250,000,000 of Common Shares. The Rights are expected to be listed for trading on the TSXV and will be exercisable for not less than 21 days following the date of mailing to Shareholders of the Final Prospectus for the Rights Offering. Any Rights not exercised on or before the time that the Rights expire (the “Rights Expiry Date”) will be void and will have no value.

The right to subscribe for all of the Common Shares that can be initially purchased upon exercise of all Rights held by a Rightsholder is referred to as the “Basic Subscription Right”. A Rightsholder who has exercised in full its Basic Subscription Right will be entitled to subscribe for additional Common Shares (the “Additional Common Shares”) on a pro rata basis, if available, at the Subscription Price pursuant to an additional subscription privilege (the “Additional Subscription Privilege”). The Additional Common Shares will be allocated from those Common Shares, if any, available as a result of Rights that are unexercised at the time of expiry on the Rights Expiry Date.

On August 14, 2014, the Company and Crest entered into an equity backstop agreement (the “Equity Backstop Agreement”), pursuant to which Crest has agreed, subject to certain terms and conditions, to provide up to a $200 million equity backstop (the “Equity Backstop”) in connection with the Rights Offering through the exercise of its Rights and, if necessary, the private placement of Class A Preferred Shares.

Crest currently owns 93,998,437 Common Shares, representing approximately 19.7% of the outstanding Common Shares. The Rights Offering and the transactions contemplated by the Equity Backstop Agreement, including the issuance of Class A Preferred Shares to Crest on a private placement basis, will not trigger the provisions of the Company’s amended and restated shareholder rights plan dated as of June 6, 2013 (the “Shareholder Rights Plan”), between the Company and Computershare Trust Company of Canada. The maximum number of Common Shares that may be purchased by Crest under the Rights Offering may not exceed 19.9% of the then issued and outstanding Common Shares (post-Rights Offering) and the balance purchased by Crest, pursuant to the Equity Backstop, will be Class A Preferred Shares. If upon the exercise of the Rights, the holdings of Crest would, in aggregate, exceed 19.9% of the then issued and outstanding Common Shares, then the Company will complete a private placement of Class A Preferred Shares to Crest (the “Private Placement”) for that number of Common Shares that would otherwise have been issued on an exercise of Rights but for the application of the 19.9% limitation. If Crest and all other holders of Rights exercise their Rights in full, Crest will continue to hold approximately 19.7% of the outstanding Common Shares following completion of the Rights Offering. If none of the holders of Rights (other than Crest, exercising in full) exercise their Rights and Common Shares and Class A Preferred Shares are purchased by Crest, pursuant to the terms of the Equity Backstop Agreement, Crest will own no more than 19.9% of the outstanding Common Shares following completion of the Rights Offering. The Class A Preferred Shares are intended to be equivalent to the Common Shares other than in respect of voting rights and certain rights upon the liquidation or winding up of the Company. The Class A Preferred Shares will be issued to Crest on a private placement basis and will be issued at a price equal to the Subscription Price. See “Equity Backstop Agreement”.

The full text of the Private Placement Resolution is set forth below under “Approval of Private Placement—Private Placement Resolution”. A description of the terms of the Class A Preferred Shares is set forth below under “Approval of Private Placement—Description of the Class A Preferred Shares”.

Background to and Reasons for the Private Placement

In the first quarter of 2014, following approval from the Kurdistan Regional Government (the “KRG”) of the Declaration of Commerciality for one of the Company’s oil and gas exploration and production blocks in Kurdistan, the Garmian Block, the Company began its transition from an exploration company to a development company. This was followed with the submission to the KRG of a development plan for the Garmian Block and the Declaration of Commerciality for the Company’s other oil and gas exploration and production block in Kurdistan, the Kurdamir Block. The Company and its co-venturer on the Kurdamir Block are currently progressing the development plan for this block which will be submitted to the KRG for approval. As development plans are approved by the Company, its co-venturers and the KRG and as the Company advances development of the Garmian and Kurdamir blocks, the Company will require significant additional capital in order to fund these activities, including the drilling of development wells and the construction of facilities and supporting infrastructure. As a result, the Board determined this to be an appropriate time to review the strategic and financing opportunities available to the Company and accordingly, in February 2014, established a special committee (the “Special Committee”) to oversee this process and, following a review of its qualifications and independence, retained a global investment banking firm to act as the Company’s financial advisor. The Special Committee was originally composed of David Boone (co-chair), James Houck (co-chair), John Howland and Randall Oliphant, all of whom are independent directors of the Company other than Mr. Howland who is a director nominee of Crest and was or is an officer or manager of various entities affiliated with Crest. Upon the establishment of the Special Committee, a mandate for the Special Committee was approved by the Board, being to solicit, review and evaluate the strategic and financing alternatives available to the Company with a view to enhancing Shareholder value, including but not limited to a potential sale of the Company, a merger or other business combination, the sale of some or all of the assets of the Company in one or more transactions, the completion of a rights offering or other equity or debt financing or any combination of these alternatives.

Following the Special Committee’s formation and through into August 2014, the members of the Special Committee held formal meetings on over 20 occasions, conducted informal consultations among its members and with its independent financial and legal advisors, as well as management of the Company on numerous other occasions and reported to the Board on a regular basis. In addition, the other directors of the Company had a standing invitation to attend the Special Committee meetings and all or some of the other members of the Board were in attendance at most meetings. At all of the formal meetings of the Special Committee, in camera sessions were held without management and in camera sessions were also held without Mr. Howland when certain aspects relating to a potential financing with Crest were discussed. The formal meetings included its financial advisor, legal counsel and management of the Company and were held to review, discuss and evaluate, among other things: (i) advice from independent legal counsel regarding the fiduciary duties and responsibilities of the directors of the Company, as well as the terms and conditions of the Rights Offering and related matters, including the Equity Backstop and Private Placement; (ii) information concerning the business, operations, assets, estimated oil and gas resources, financial condition, anticipated capital requirements (including the timing thereof) and prospects of the Company; (iii) regional security and geopolitical updates, including reports from both management and the Health, Safety, Environment & Security Committee of the Board; (iv) the financial market’s perspectives regarding the Company; (v) various financing alternatives, including the Rights Offering, that may be available to the Company in light of the upcoming capital requirements for development activities; (vi) analysis prepared by its financial advisor and management of the Company on parties that may be willing to pursue a strategic transaction with the Company and the ability of such parties to complete a transaction; (vii) the expected advantages and disadvantages of the various financing and strategic alternatives considered for the Company and its stakeholders, including the Shareholders; and (viii) financial analysis prepared by its financial advisor with respect to the various alternatives available to the Company, including the Rights Offering and the Corporate Transaction Proposal (as defined below). Throughout these meetings, members of the Special Committee raised questions and there were discussions of the assumptions and analyses prepared by its financial advisor and management and the various analyses and reports, including financial analyses, were refined.

During this period, the Company, with the assistance of its financial advisor, made approaches to over 20 parties with respect to a broad range of potential financing and strategic transactions and entered into confidentiality agreements with 13 parties who subsequently accessed confidential information regarding the Company through a virtual data room and physical data room that were established in connection with the process, as well as presentations (in most cases) from management of the Company. The Company also held discussions with its two largest securityholders, Crest and Paulson & Co. Inc., under the terms of individual confidentiality agreements.

The Company and Crest first began discussions in respect of potential financing alternatives to support the Company’s balance sheet and capital requirements in February of 2014 just prior to the Board’s determination to explore its strategic and financing opportunities and establish the Special Committee. These discussions proceeded under the terms of an existing confidentiality agreement and continued throughout the second quarter of 2014 in parallel with the review process being carried out by the Special Committee. Various financing alternatives were explored by the parties and in June 2014 draft term sheets for such alternatives were provided by the Company at the request of Crest and were discussed by the parties. The alternatives included the possibility of a partially backstopped rights offering or a private placement of non-voting shares. In late June 2014, the Company received a non-binding, conditional proposal from an international oil and gas company to acquire all of the issued and outstanding Common Shares for cash consideration of $1.46 per Common Share and the provision of interim financing to the Company during the period until closing of such acquisition (the “Corporate Transaction Proposal”). The Special Committee and the Board evaluated the Corporate Transaction Proposal and the Board directed the Company, together with its advisors and with oversight from the Special Committee, to enter into further discussions with the party making such proposal to determine if definitive terms could be reached.

In mid-July 2014, Crest delivered a letter to the Board outlining a proposed financing package offered by Crest, including a partially backstopped rights offering, a private placement of non-voting preferred shares and a delayed draw debt facility. On July 22, 2014, Mr. Howland resigned from the Special Committee due to the potential for conflicts resulting from the Special Committee’s review and evaluation of the financing proposal from Crest and the Corporate Transaction Proposal and also recused himself from discussions and meetings of the Board regarding the two proposals. As a result, subsequent to July 22, 2014, all matters of the Special Committee and the Board did not include Mr. Howland’s participation or knowledge. The Special Committee and the Board (other than Mr. Howland) evaluated the financing proposal from Crest and the Board directed the Company, together with its legal advisors and with oversight from the Special Committee, to enter into further discussions with Crest in respect of its proposal which the Company did over the following number of weeks during which time Crest’s initial proposal was refined. The revised financing package that Crest proposed contemplated that the Company would complete the $250 million Rights Offering and, in connection therewith, Crest would commit to provide the $200 million Equity Backstop and U.S.$200 million senior debt facility to the Company (the “Debt Facility” and together with the Equity Backstop, the “Financing Commitment”). The parties continued to negotiate the terms and conditions of the definitive agreements with respect to the Financing Commitment.

Over the period of time that negotiations were ongoing with Crest in respect of the Financing Commitment, the Special Committee also continued to evaluate, and the Company, together with its financial and legal advisors, engaged in extensive discussions in respect of, the Corporate Transaction Proposal. However, as a result of certain deal-specific risks, including but not limited to geo-political events at such time, and upon exhaustive negotiation with the party to negate these risks and advice from its financial and legal advisors, the Special Committee and the Board determined that the Corporate Transaction Proposal was not actionable in the near term.

On August 13, 2014, the Special Committee provided its report to the Board regarding the status of negotiations with respect to the Financing Commitment and the Corporate Transaction Proposal, the alternative courses of action reasonably available to the Company at such time and the risks and opportunities thereof. The Special Committee unanimously recommended to the Board to advance the Rights Offering and approve the Equity Backstop Agreement and other agreements related to the Financing Commitment as the best alternative available to the Company at such time. In making its recommendation to the Board, the Special Committee considered all relevant factors, including without limitation the extensive review process which had been conducted by the Special Committee, the advice received from its legal and financial advisors throughout the process and the terms and conditions of the Financing Commitment, and determined that the Financing Commitment provides the best available solution to the Company’s capital requirements for the next stage of its development activities and the Rights Offering provides an opportunity to potentially preserve and increase long-term shareholder value, in a manner which permits all Shareholders to participate. After a detailed review of the terms and conditions of the Equity Backstop Agreement and related agreements, including the agreement for the Debt Facility, review and consideration of the Board’s fiduciary duties and having regard to the determinations and recommendation of the Special Committee and advice received from its financial and legal advisors throughout the process, the Board (excluding Mr. Howland) determined that the Financing Commitment is in the best interests of the Company and unanimously approved the Company entering into the Equity Backstop Agreement and related agreements. In accordance with applicable law, Mr. Howland abstained from discussions and voting in respect of the Financing Commitment due to his relationship with Crest. Following the Board meeting, the Company and Crest finalized certain remaining terms and executed the Equity Backstop Agreement and related agreements after markets closed on the afternoon of August 14, 2014. A news release was issued by the Company in respect of the Rights Offering and the Financing Commitment that afternoon. In connection with the Equity Backstop Agreement, each of Messrs. Boone, Dyment, Frangos, Hatfield, Houck, Oliphant, Wallace, Kraljic, Mossman and Stevenson and Ms. Tysowski entered into a support agreement, which agreement provides, among other things, that such directors and officers will vote all of their Common Shares in favour of the Private Placement Resolution and the Articles Amendment Resolution (as defined below). These individuals hold, in aggregate, 13,262,576 Common Shares, representing approximately 2.8% of the issued and outstanding Common Shares.

The Board unanimously (other than Mr. Howland who has abstained as he is a director nominee of Crest and was or is an officer or manager of various entities affiliated with Crest) recommends that Shareholders vote in favour of the Private Placement Resolution and the Articles Amendment Resolution.

Debt Facility

Crest has agreed to provide the Debt Facility of U.S.$200 million, available in two tranches. The first tranche is for up to U.S.$150 million (“Tranche 1”) and will be available to be drawn on or after October 1, 2015 provided a borrowing notice has been delivered by the Company to Crest no earlier than September 1, 2015. The availability of Tranche 1 will expire if a borrowing notice is not delivered on or before January 1, 2016. The second tranche is for up to U.S.$50 million (“Tranche 2”) and will be available on or after June 1, 2016 provided a borrowing notice has been delivered to Crest no earlier than May 1, 2016. The availability of Tranche 2 will expire if a borrowing notice is not delivered on or before June 1, 2016.

Both Tranche 1 and Tranche 2 will mature and be due on the second year anniversary of the first date they became available (October 1, 2017 and June 1, 2018, respectively). Amounts drawn under Tranche 1 will bear interest at a rate of 12% per annum while amounts drawn under Tranche 2 will bear interest at a rate of 14% per annum, with interest to be paid quarterly, in arrears and in cash. Provided that the amounts under each of Tranche 1 and Tranche 2 remain available but have not yet been drawn by the Company, such undrawn amounts will be subject to a fee commencing upon receipt of the first borrowing notice for each tranche at a rate per annum of 8%, such fee to be paid quarterly in arrears and in cash. Both Tranche 1 and Tranche 2 are unsecured loans.

In connection with the Debt Facility, Crest is provided with the right to nominate one additional individual for election to the Board upon any draw down on the loans by the Company under the terms and conditions of the Debt Facility. This right will be in addition to the right that Crest already has to nominate two individuals for election to the Board pursuant to the terms of the investment agreements dated August 6, 2012 and March 10, 2013, respectively, between the Company and Crest (collectively, the “Investment Agreement”). Crest will be permitted to appoint the additional director upon the first draw down of the loans under the Debt Facility and such director would only remain a director for as long as and so long as any loans under the Debt Facility remain outstanding. Crest’s right to nominate one additional director to the Board is set forth in an amendment agreement dated August 14, 2014 to the Investment Agreement (the “Investment Agreement Amendment”), a copy of which is filed under the Company’s profile at www.sedar.com.

Equity Backstop Agreement

The Company and Crest have entered into an Equity Backstop Agreement dated August 14, 2014 (the “Equity Backstop Agreement”). The following is a summary of the Equity Backstop Agreement and is qualified in its entirety by reference to the full text of the Equity Backstop Agreement which can be found under the Company’s profile on SEDAR at www.sedar.com. Unless otherwise specified herein, capitalized terms used in this summary and not otherwise defined herein have the meanings ascribed thereto in the Equity Backstop Agreement.

Pursuant to the Equity Backstop Agreement, Crest has agreed, subject to certain terms and conditions, to: (i) exercise its Basic Subscription Right and Additional Subscription Privilege, if applicable, under the Rights Offering and acquire Common Shares (the “Equity Backstop Common Shares”) to the maximum extent possible provided that such exercise permits Crest to maintain its level of ownership of Common Shares, currently being 19.7% of the issued and outstanding Common Shares, and will not result in Crest owning more than 19.9% of the issued and outstanding Common Shares following such purchase; and (ii) purchase at the Subscription Price that number of Class A Preferred Shares (the “Equity Backstop Preferred Shares”, and together with the Equity Backstop Common Shares, the “Equity Backstop Shares”), via the Private Placement, such that after giving effect to: (a) the purchase of Common Shares subscribed for and taken up by holders of Rights pursuant to the Basic Subscription Right and the Additional Subscription Privilege (including any Equity Backstop Common Shares subscribed for and taken up by Crest pursuant to its Basic Subscription Right and Additional Subscription Privilege, as applicable); and (b) the purchase of the Equity Backstop Preferred Shares, if any, by Crest, the Company will have received an aggregate amount in respect of the issuance of such equity securities that is not less than $200,000,000. Crest has also agreed that, other than in connection with the exercise of its Basic Subscription Right and the Additional Subscription Privilege, if applicable, under the Rights Offering, it will not directly or indirectly, jointly or in concert with any other person propose, offer, negotiate or agree to purchase or otherwise acquire any securities of the Company, including without limitation Rights or Common Shares, until the Closing Date (as hereinafter defined).

The Company and Crest have agreed that the subscription price per Equity Backstop Preferred Share will be priced at the same price at which each Common Share is issuable upon the exercise of Rights to be issued pursuant to the Rights Offering, which shall be the lesser of: (a) $0.65 and (b) the simple average of the closing price of the Common Shares on the TSXV for each of the trading days on which there was a closing price during the twenty (20) trading days immediately preceding the date of filing of the Final Prospectus. Subject to the satisfaction of all of the conditions precedent set forth below or the waiver of any such condition by the appropriate party, the closing of the issuance by the Company and the purchase by Crest of the Equity Backstop Preferred Shares is expected to be completed on the same day as closing occurs under the Basic Subscription Right and Additional Subscription Privilege.

Pursuant to the terms of the Equity Backstop Agreement, Crest has agreed to deposit $200 million in escrow (the “Escrow Amount”) with an escrow agent, whom the parties have agreed will be Computershare Trust Company of Canada (“Computershare”) in accordance with the terms and conditions of an escrow agreement to be entered into among the Company, Crest and Computershare. The Escrow Amount represents the full amount of Crest’s commitment under the Equity Backstop Agreement. Pursuant to the terms of the Equity Backstop Agreement, the Escrow Amount is required to be deposited by Crest with Computershare on the latest of: (a) August 29, 2014; (b) ten business days from the date of execution of the support agreements; and (c) ten business days from the date on which the escrow agreement is executed and all due diligence, including “know-your customer” diligence, has been completed by Computershare.

Conditions to the Private Placement

The respective obligations of the Company and Crest to complete the transactions contemplated by the Equity Backstop Agreement are subject to the conditions set forth below which must be satisfied in order to complete the Private Placement.

Mutual Conditions

(a)	The Private Placement Resolution has been approved at the Meeting.

(b)	There shall not be any claims, litigation, investigations or proceedings, including appeals and applications for review, in progress, or to the knowledge of the Company or Crest, pending, commenced or threatened, by any person that have a reasonable likelihood of success in the judgment of Crest and the Company, each acting reasonably, in respect of the Rights Offering or the Private Placement that would be material to the Company on a consolidated basis.

(c)	There will be no inquiry, investigation (whether formal or informal) or other proceeding pending, commenced or threatened by or before any governmental entity, in relation to the Company or any of its subsidiaries, their respective directors or officers or in relation to the Common Shares, the Rights Offering, the Securities (as defined herein), the Private Placement or the Equity Backstop Preferred Shares any of which suspends or ceases trading in the Rights or Common Shares or operates to prevent or restrict the lawful distribution of the Rights and the Common Shares issuable upon the exercise of the Rights (including the Equity Backstop Common Shares (collectively, the “Securities”)) or the Equity Backstop Preferred Shares (which suspension, cessation, prevention or restriction, as the case may be, is continuing).

(d)	There shall not be any Order issued by a governmental entity pursuant to Laws, nor shall there be any change of Law, in either case which suspends or ceases trading in the Rights or the Common Shares or operates to prevent or restrict the lawful distribution of the Securities or the Equity Backstop Preferred Shares (which suspension, cessation, prevention or restriction, as the case may be, is continuing).

(e)	The TSXV shall have conditionally approved the Private Placement and the Rights Offering subject to the filing of customary documents with the TSXV.

(f)	Crest and the Company shall have entered into a loan agreement relating to the provision of the Debt Facility to the Company by Crest (the “Loan Agreement”) and the Investment Agreement Amendment and the Loan Agreement and the Investment Agreement Amendment shall be in full force and effect as at the closing date of the purchase by Crest of the Equity Backstop Preferred Shares (the “Closing Date”).

(g)	The TSXV shall have conditionally approved the listing of the Rights and the Common Shares issuable upon the exercise of the Rights and of the Common Shares issuable upon conversion from time to time of the Equity Backstop Preferred Shares subject to the filing of customary documents with the TSXV.

The foregoing conditions are for the mutual benefit of the Company and Crest and each such condition may only be waived by mutual written consent.

Crest Conditions

(a)	Other than as permitted in the Equity Backstop Agreement, the terms and conditions of the Rights Offering and the Private Placement shall not have been changed in any material respect.

(b)	No rights or steps have been triggered under the Shareholder Rights Plan as a result of the purchase of the Equity Backstop Shares by Crest in accordance with the terms and conditions of the Equity Backstop Agreement.

(c)	Other than the Private Placement Resolution, no approvals of the holders of Common Shares or Convertible Notes (as defined herein) are required.

(d)	No Material Adverse Change (as such term is defined in the Equity Backstop Agreement) shall have occurred since the date of the Equity Backstop Agreement.

(e)	The Loan Agreement is in full force and effect, no “Default” or “Event of Default” (as each term is defined in the Loan Agreement) has occurred and is continuing under the Loan Agreement, and no event requiring the Company to repay the loans has occurred under the Loan Agreement.

(f)	Each of the investment agreement dated August 6, 2012 between the Company and Crest, the Investment Agreement and the Investment Agreement Amendment, is in full force and effect, and the right of Crest to designate directors to the Board as set forth in the investment agreement dated August 6, 2012 between the Company and Crest, the Investment Agreement and the Investment Agreement Amendment, has not been amended or modified in any respect, including by any Order.

(g)	Crest shall have received at the closing of the Private Placement a certificate or certificates dated the Closing Date and signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company or such other officers of the Company acceptable to Crest, acting reasonably, in form and content satisfactory to Crest, acting reasonably, addressed to Crest certifying for and on behalf of the Company after having made due enquiry, with respect to the following matters:

(i)	its constating documents;

(ii)	the resolutions of the Board relevant to the approval of the Private Placement, the Rights Offering, this information circular, the Prospectus and the Registration Statement and the signing and filing thereof, the issue and sale of the Securities and the Equity Backstop Preferred Shares and the authorization of the Equity Backstop Agreement and the transactions contemplated therein; and

(iii)	the incumbency and signatures of its relevant authorized signing officers.

(h)	The Company will have made and/or obtained all necessary filings, approvals, orders, rulings and consents of all relevant securities regulatory authorities and other Governmental Entities required in connection with the Rights Offering, Private Placement, and the purchase of the Equity Backstop Shares by Crest as contemplated by the Equity Backstop Agreement.

(i)	The Rights Offering, Private Placement, and other transactions contemplated by the Equity Backstop Agreement have been conducted in accordance with applicable Laws, including Securities Laws and in accordance with the Equity Backstop Agreement.

(j)	Crest has received a legal opinion dated as of the Closing Date, in form acceptable to Crest, and its legal counsel, acting reasonably, from Canadian counsel to the Company addressing the matters requested by Crest.

(k)	The TSXV has not imposed any conditions on the transactions contemplated in the Equity Backstop Agreement, including the Rights Offering and the Private Placement, that are not acceptable to Crest, acting reasonably.

(l)	The Company shall have performed or complied with, in all material respects, each of its terms, conditions and covenants contained in the Equity Backstop Agreement and each of its representations and warranties shall be true and correct as of the closing time on the Closing Date with the same force and effect as if made at and as of the Closing Date, and Crest shall have received at the closing of the Private Placement a certificate or certificates dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer of the Company or such other officers of the Company acceptable to Crest, acting reasonably, (on the Company’s behalf and without personal liability) in form and content satisfactory to Crest, acting reasonably, addressed to Crest certifying for and on behalf of the Company after having made due enquiry and after having carefully examined the Prospectus and the Registration Statement including all documents incorporated by reference that:

(i)	since the respective dates as of which information is given in the Final Prospectus, as amended or supplemented by any Prospectus Amendment, and the Registration Statement there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and its subsidiaries on a consolidated basis, other than as disclosed in the Final Prospectus or any Prospectus Amendment and the Registration Amendment;

(ii)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Securities, the Equity Backstop Preferred Shares or any other securities of the Company or prohibiting the sale of the Securities or the Equity Backstop Preferred Shares has been issued by any government entity and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under Securities Laws or by any governmental entity;

(iii)	no Material Adverse Change has occurred or has been disclosed (if previously undisclosed) at any time since the date of the Equity Backstop Agreement;

(iv)	each of the conditions set forth in Section 8.2 of the Equity Backstop Agreement under the heading “Mutual Conditions” have been satisfied or waived, and each of the conditions set forth in Section 8.4 of the Equity Backstop Agreement under the heading “Additional Conditions in Favour of Issuer”, except those that have been waived in writing by the Company, have been satisfied;

(v)	the Company has duly performed or complied with, in all material respects, all terms, conditions and covenants of the Equity Backstop Agreement on its part to be complied with or to be satisfied by it up until Closing; and

(vi)	the representations and warranties of the Company contained in the Equity Backstop Agreement are true and correct as of the closing time on the Closing Date with the same force and effect as if made at and as of the Closing Date.

The foregoing conditions are for the exclusive benefit of Crest, and thus the satisfaction of each such condition is determined by Crest in its sole and absolute discretion, any of which may be waived, in whole or in part, by Crest, in its sole and absolute discretion.

WesternZagros Conditions

(a)	The Loan Agreement shall remain in full force and effect and shall not have been terminated, rescinded or modified in any manner adverse to the Company by Crest without the prior written consent of the Company.

(b)	If any Equity Backstop Preferred Shares are issued to Crest in connection with the completion of the transactions contemplated by the Equity Backstop Agreement, the Voting Agreement (as hereinafter defined) shall have been executed and remain in full force and effect and shall not have been terminated, rescinded or modified in any manner adverse to the Company by Crest.

(c)	Crest has duly performed or complied with, in all material respects, all terms, conditions and covenants of the Equity Backstop Agreement on its part to be complied with or to be satisfied by it up until Closing; and the Company shall have received a certificate of Crest addressed to the Company and dated as of the Closing Date, signed on behalf of Crest by a senior executive officer of Crest (on Crest’s behalf and without personal liability), confirming the same as at the closing time on the Closing Date and certifying for and on behalf of Crest that each of the conditions set forth in Section 8.2 of the Equity Backstop Agreement under the heading “Mutual Conditions” have been satisfied or waived, and each of the conditions set forth in Section 8.3 of the Equity Backstop Agreement under the heading “Additional Conditions in Favour of Purchaser”, except those that have been waived in writing by Crest, have been satisfied.

(d)	The representations and warranties of Crest contained in the Equity Backstop Agreement shall be true and correct as of the closing time on the Closing Date, as though made on and as of the closing time; and the Company shall have received a certificate of Crest addressed to the Company and dated the Closing Date, signed on behalf of Crest by a senior executive officer of Crest (on Crest’s behalf and without personal liability), confirming the same as at the Closing Time.

The foregoing conditions are for the exclusive benefit of the Company, any of which may be waived, in whole or in part, by the Company, in its sole and absolute discretion.

Covenants

Each of the Company and Crest have given usual and customary covenants for a backstop agreement. The Company has covenanted that, among other things: (i) it will provide notice to Crest of any notice, written demand, request or inquiry received by the Company from any securities commission, the TSXV, the SEC or any other Governmental Entity, that relates to the affairs of the Company that may affect the Rights Offering or the Private Placement or that relates to the issuance or threatened issuance by any such person of any order suspending or preventing the use of the Final Prospectus; (ii) it will take all action as may be necessary and appropriate so that the Rights Offering, the Private Placement and the issuance and sale of the Equity Backstop Shares will be effected in accordance with applicable securities laws and will consult with Crest and its advisors regarding the manner in which such transactions will be effected and provide copies of any documents related thereto to Crest and its advisors for review; (iii) from the date of the Equity Backstop Agreement until the Closing Date, the Company will not issue any Common Shares or securities convertible or exchangeable or exercisable into Common Shares other than pursuant to the exercise of any options and other securities outstanding under the Company’s equity incentive plans, or upon the exercise of any other convertible, exchangeable securities of the Company that were outstanding on the date of the Equity Backstop Agreement or as contemplated in the Equity Backstop Agreement; (iv) it will use the net proceeds it receives from the Rights Offering and the Private Placement in the manner and for the purposes disclosed in the Final Prospectus; (v) the Company shall not assert any rights or take any actions under the Shareholder Rights Plan which would or could reasonably be expected to have an adverse effect on Crest or impair Crest’s ability to complete or increase its obligations under the Equity Backstop Agreement, provided that the Company may assert such rights to the extent required by the terms of the Shareholder Rights Plan due to an act or omission of a person other than the Company, Crest or any of their affiliates or any action taken by Crest in breach of the terms of the Equity Backstop Agreement; and (vi) other than as may be required to comply with applicable securities laws, the Company shall not amend the terms of the Rights Offering, including for greater certainty any change to the Subscription Price, without the prior written consent of Crest.

In addition, the Company has provided certain non-solicitation covenants in favour of Crest. Such covenants provide that from and after the date of the Equity Backstop Agreement, except as expressly permitted thereby, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Company or any of its subsidiaries (collectively, the “Representatives”):

(a)	solicit, assist, initiate, encourage or otherwise knowingly facilitate any inquiries, proposals, request, offers or expressions of interest regarding any Acquisition Proposal;

(b)	engage in any discussions or negotiations regarding any Acquisition Proposal;

(c)	furnish or provide access to any information concerning the Company, its subsidiaries or their respective businesses, properties or assets to any person in connection with, or that could reasonably be expected to lead to or facilitate, an Acquisition Proposal;

(d)	waive any provisions of or release or terminate any confidentiality or standstill agreement between the Company or any of its subsidiaries and any person relating to an actual or potential Acquisition Proposal, or amend any such agreement or consent to the making of an Acquisition Proposal in accordance with the terms of such agreement;

(e)	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Crest, the approval or recommendation of the Board (including any committee thereof) of the Equity Backstop Agreement, the Rights Offering or the other transactions contemplated by the Equity Backstop Agreement;

(f)	accept, approve or recommend, or propose publicly to accept, approve or recommend any Acquisition Proposal, or remain neutral with respect to any publicly announced, or otherwise publicly disclosed, Acquisition Proposal, it being understood that remaining neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five business days will not be considered to be in violation of Section 10.1(f) of the Equity Backstop Agreement; or

(g)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

In addition the Company has agreed to, from and after the date of the Equity Backstop Agreement, cease and cause to be terminated any existing discussions or negotiation by it or any of its Representatives with any person regarding an actual or potential Acquisition Proposal (as defined below), whether or not initiated by the Company. In connection therewith, the Company has agreed to cease to provide any access to information concerning the Company and its subsidiaries, and will promptly request, in accordance with any confidentiality agreement signed with any such person, the return or destruction of any confidential information provided to such person, and use its reasonable commercial efforts to ensure that such requests are complied with.

The Company has further agreed that from and after the date of the Equity Backstop Agreement, the Company shall promptly (and in any event within 24 hours) notify Crest, at first orally and then in writing, of the receipt of any Acquisition Proposal or any request for non-public information relating to the Company, its subsidiaries or their respective assets or for access to the properties, books or records of the Company and its subsidiaries by any person that informs the Company that it is considering making or has made or is reasonably expected to make an Acquisition Proposal (including any amendment to any of the foregoing) (an “Inquiry”). Such notice shall include a description of the terms and conditions of, and the identity of the person making, any such Inquiry. The Company shall also provide a copy of any such Inquiry and such other details relating thereto as Crest may reasonably request. The Company shall keep Crest promptly and fully informed of the status, including any change to the material terms of any such Inquiry, and will respond promptly to all inquiries by Crest with respect thereto.

Notwithstanding the foregoing, the Company may: (i) engage in discussions or negotiations regarding an Acquisition Proposal with any person who seeks to initiate such discussions or negotiations; or (ii) provide to such person any information concerning the Company and its subsidiaries that has previously or is concurrently provided to Crest, if and only to the extent that:

(a)	the Company has received an unsolicited bona fide written Acquisition Proposal from such person (in circumstances not involving any breach of Section 10.1 of the Equity Backstop Agreement under the heading “Non-Solicitation”);

(b)	the Board, after consultation with and based upon the advice of its financial advisors and outside legal counsel, has determined in good faith that such Acquisition Proposal, if consummated in accordance with its terms, is reasonably expected to result in a Superior Proposal;

(c)	the Board, after consultation with and based upon the advice of outside legal counsel, has determined in good faith that the failure to take such action would be a breach of its fiduciary duties;

(d)	the Company has provided to Crest the information required to be provided under Section 10.3 of the Equity Backstop Agreement in respect of such Acquisition Proposal and has promptly notified Crest in writing of the determinations in paragraphs (b) and (c) above; and

(e)	in the case of (a) above, the Company either: (i) has an executed confidentiality agreement containing standstill provisions with such person entered into prior to the date of the Equity Backstop Agreement; or (ii) the Company has received from such person an executed confidentiality and standstill agreement after the date of the Equity Backstop Agreement on terms substantially similar to those of the confidentiality agreement dated July 2, 2012 between the Company and Crest (as amended by letter agreement dated March 6, 2013 and by letter agreement dated September 4, 2013) in respect of confidentiality provisions and Section 7.2 of the Investment Agreement in respect of the standstill provisions (whether or not, in the case of the standstill provisions, such provisions in the Investment Agreement are currently effective).

The Board may: (i) accept, approve or recommend an Acquisition Proposal; or (ii) approve the entering into of any agreement (“Proposed Agreement”) providing for an Acquisition Proposal (other than a confidentiality agreement contemplated by paragraph (e) above), if and only to the extent that:

(a)	the Company has received an unsolicited bona fide written Acquisition Proposal from a person (in circumstances not involving any breach of Section 10.1 of the Equity Backstop Agreement under the heading “Non-Solicitation”);

(b)	the Board, after consultation with and based upon the advice of its financial advisors and outside legal counsel, has determined in good faith that such Acquisition Proposal constitutes a Superior Proposal;

(c)	the Board, after consultation with and based upon the advice of outside legal counsel, has determined in good faith that the failure to take such action would be a breach of its fiduciary duties;

(d)	the Board has provided to Crest the information required to be provided under Section 10.3 of the Equity Backstop Agreement under the heading “Notification of Acquisition Proposals” in respect of such Acquisition Proposal and has promptly notified Crest in writing of the determinations in paragraph (b) and (c) above;

(e)	a period of at least seven business days has elapsed following the date on which all of the information and notifications referred to in paragraph (d) above were received by Crest, and if Crest has proposed to revise the terms of the transactions contemplated by the Equity Backstop Agreement in accordance with Section 10.6 of the Equity Backstop Agreement under the heading “Right to Amend” (as described below), the Board has again made the determinations in paragraphs (b) and (c) above taking into account such proposed revisions to the transactions contemplated by the Equity Backstop Agreement; and

(f)	if the Company proposes to enter into a Proposed Agreement with respect to a Superior Proposal after complying with Section 10.5 of the Equity Backstop Agreement under the heading “Change of Recommendation”, the Company concurrently terminates the Equity Backstop Agreement pursuant to Section 11.2(c) thereof.

Each successive modification of any Acquisition Proposal (including the waiver of any material condition thereof) shall constitute a new Acquisition Proposal for purposes of Section 10.5 of the Equity Backstop Agreement. Nothing in Section 10.5 of the Equity Backstop Agreement, and no action taken by the Board pursuant thereto, shall permit the Company to enter into any agreement providing for any transaction contemplated by an Acquisition Proposal for as long as the Equity Backstop Agreement remains in effect. Nothing in the Equity Backstop Agreement shall prevent the Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

An “Acquisition Proposal” is defined in the Equity Backstop Agreement as other than the transactions contemplated by the Equity Backstop Agreement, any written or oral offer, proposal, public announcement, inquiry or request for discussions or negotiations from any person or group of joint actors (other than Crest) relating to: (a) any direct or indirect sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition, farm-out, alliance or joint venture (including any other agreement or arrangement having the same economic effect as a sale of assets), in a single transaction or a series of related transactions, of any assets of the Company or any of its subsidiaries or any of the voting, equity or other securities of any of the Company’s subsidiaries (or rights or interests therein or thereto), other than a Permitted Disposition; (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or similar transaction that, if consummated, would result in a person or joint actors beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of the Company or any of its subsidiaries; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries; or (d) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by the Equity Backstop Agreement.

“Superior Proposal” is defined in the Equity Backstop Agreement as any unsolicited, bona fide written proposal or offer received by the Company from any person or group of persons acting jointly or in concert (other than Crest) after the date of the Equity Backstop Agreement not obtained in breach of Section 10.1 thereof relating to: (a) any direct or indirect sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition, farm-out, alliance or joint venture (including any other agreement or arrangement having the same economic effect as a sale of assets), in a single transaction or a series of related transactions, of assets representing 50% or more of the consolidated assets of the Company and its subsidiaries (measured by the fair market value thereof as of the date of such proposal, offer or inquiry) or of 50% or more of the voting, equity or other securities of the Company’s subsidiaries (or rights or interests therein or thereto); or (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance, merger, amalgamation, arrangement, share exchange or similar transaction involving or relating to the Company and/or its subsidiaries that, if consummated, would result in a person or group of persons beneficially owning 100% of any class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company and/or its subsidiaries, that the Board determines in good faith, after consultation with its financial and outside legal advisors, (i) is capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person or group of persons making such proposal, (ii) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable, from a financial point of view, to the holders of the Common Shares than the transactions contemplated by the Equity Backstop Agreement (after giving effect to any changes to the terms of the Equity Backstop Agreement or the other agreements contemplated to be entered into by the Parties under the Equity Backstop Agreement proposed by Crest in response to such proposal pursuant to Section 10.6 of the Equity Backstop Agreement), (iii) is, within the terms of the Proposed Agreement, not subject to any due diligence condition, (iv) in respect of which any required financing to complete such proposal is then committed or has been confirmed in writing from the source of such financing to be available subject only to customary conditions, and (v) failure to recommend such proposal to the holders of the Common Shares would result in a breach by the Board of its fiduciary duties.

“Permitted Dispositions” means: (a) any sale or disposition of petroleum and natural gas rights (“P&NG Rights”) (and related tangibles) resulting from any pooling or unitization entered into in the Ordinary Course of Business and in accordance with sound industry practice when, in the reasonable judgment of the Company, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such P&NG Rights; (b) any sale or disposition in the Ordinary Course of Business and in accordance with sound industry practice of tangible personal property that is obsolete, no longer useful for its intended purpose or being replaced in the Ordinary Course of Business; (c) any sale or disposition of current production from P&NG Rights made in the Ordinary Course of Business; and (d) sales or dispositions of assets made in the Ordinary Course of Business for fair market value to third parties having an aggregate fair market value in any fiscal year not exceeding $5,000,000 applicable as at the time of such determination. Notwithstanding the foregoing, the Company shall not be permitted to sell, transfer, or otherwise dispose of, directly or indirectly, to any person, any material part of its P&NG Rights, any of its assets or any of its interests whatsoever, in any such case, held by it in the Kurdamir Block or the Garmian Block, including any such sale, transfer, or disposition by way of any farm-out, sale or other disposition of all or a portion of the interests of the Company or its subsidiaries in the Kurdamir PSC or the Garmian PSC or both, or through a sale of shares (including an issuance from treasury) of the applicable subsidiaries that hold the interests in the Kurdamir PSC or the Garmian PSC.

In the Equity Backstop Agreement the Company has acknowledged and agreed that, during the seven business day period referred to in Section 10.5(e) of the Equity Backstop Agreement, or such longer period as the Company may approve for such purpose, Crest shall have the opportunity, but not the obligation, to propose to amend the terms of the transactions contemplated by the Equity Backstop Agreement and the Company shall cooperate with Crest with respect thereto, including engaging in good faith negotiations with Crest to enable Crest to make such adjustments to the terms and conditions of the transactions contemplated by the Equity Backstop Agreement that Crest deems appropriate and as would enable Crest to proceed with the transactions contemplated thereunder on such adjusted terms. The Board will review any proposal by Crest to amend the terms of the transactions contemplated by the Equity Backstop Agreement in order to determine in good faith, after consultation with and based upon the advice of its financial advisors and outside legal counsel, whether Crest’s proposal to amend the terms of the transactions contemplated by the Equity Backstop Agreement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the transactions contemplated by the Equity Backstop Agreement.

Termination

Either of the Company or Crest, without any liability on its part, may terminate and cancel its obligations under the Equity Backstop Agreement if any of the mutual conditions described above are not satisfied on or before 6:00 p.m. (Calgary time) on December 15, 2014 (the “Outside Date”).

The Company will also be entitled to terminate and cancel its obligations under the Equity Backstop Agreement if Crest is in default of its obligations under the Equity Backstop Agreement and, following receipt by Crest from the Company of written notice of the existence of such default, fails to remedy such breach on or before the Outside Date or if any of the Company’s closing conditions (as described above under the heading “WesternZagros Conditions”) have not been satisfied on or before the Closing Date.

The Company may terminate and cancel its obligations under the Equity Backstop Agreement, prior to the Rights commencing trading on the TSXV, if the Board accepts, approves or recommends a Superior Proposal in compliance with Section 10.5 of the Equity Backstop Agreement provided that the Company has not breached any of its covenants, agreements or obligations under Article 10 of the Equity Backstop Agreement and has not breached, in any material respect, any of its covenants, agreements or obligations elsewhere in the Equity Backstop Agreement, provided that for greater certainty, any such breach that facilitates or makes a Superior Proposal more likely shall be deemed to be material for the purposes of the foregoing.

Crest will also be entitled to terminate and cancel its obligations under the Equity Backstop Agreement if: (a) the Company is in default of its obligations under the Equity Backstop Agreement and, following receipt from Crest of notice of the existence of such default, fails to remedy such breach on or before the Outside Date; (b) if any of the Company’s closing conditions (as described above) have not been satisfied on or before the Closing Date; (c) any Material Adverse Change occurs at any time following the execution of the Equity Backstop Agreement; (d) the Company fails to obtain conditional approval from the TSXV to the listing of the Rights, the Common Shares issuable on the exercise thereof, the Equity Backstop Common Shares and of the Private Placement on the terms set forth in the Equity Backstop Agreement, at least two days prior to the date named as the Record Date in the Final Prospectus, subject only to documents to be delivered following Closing; (e) the Common Shares or the Rights

(other than, in the case of the Rights, following the Expiry Time) are de-listed or suspended or halted for a period greater than two business days for any reason by the TSXV at any time period prior to the closing of the Rights Offering; (f) the Rights Offering is otherwise terminated or cancelled or the closing of the Private Placement has not occurred on or before the Outside Date; (g) at any time prior to the Closing, the Company has entered into any written or oral agreement with any person or persons acting jointly or in concert (other than the Purchaser) relating to any direct or indirect sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition, farm-out, alliance or joint venture (including any other agreement or arrangement having the same economic effect as a sale of assets), in a single transaction or a series of related transactions, of any assets of the Company or any of its subsidiaries or any of the voting, equity or other securities of any of the Company’s subsidiaries (or rights or interests therein or thereto), other than a Permitted Disposition; (h) there occurs any nationalization, expropriation, compulsory sale, change of Law or similar event undertaken or imposed by any governmental entity in Kurdistan that prevents or materially and adversely impairs the Company or any of its subsidiaries from being able to own, operate, or exercise rights or perform duties in respect of, either or both of the Kurdamir PSC and Garmian PSC or either or both of the Kurdamir Block or the Garmian Block; or (i) either or both of the Kurdamir PSC and Garmian PSC are amended, modified or terminated in a manner that has a material and adverse effect on any of the Interests.

The Equity Backstop Agreement provides that if: (a) the Equity Backstop Agreement is terminated pursuant to Section 11.2(c) of the Equity Backstop Agreement; or (b) except where the Termination Fee (as hereinafter defined) has previously been paid, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed prior to the termination of the Equity Backstop Agreement and such Acquisition Proposal is consummated within six months from the exercise by Crest or the Company of their respective termination rights under Sections 11.1, 11.3(a), 11.3(b) or 11.3(f) of the Equity Backstop Agreement, or a definitive agreement with respect to such Acquisition Proposal is entered into or the Board recommends such Acquisition Proposal within such six month period, which in either case is consummated, the Company shall pay Crest a termination fee of $4 million (the “Termination Fee”).

Effect of the Rights Offering on the Shareholdings of Crest

Crest currently owns 93,998,437 Common Shares, representing approximately 19.7% of the outstanding Common Shares. If Crest and all other holders of Rights exercise their Rights in full, Crest will continue to hold approximately 19.7% of the outstanding Common Shares following completion of the Rights Offering. If none of the holders of Rights (other than Crest, exercising in full) exercise their Rights and the Common Shares are purchased by Crest pursuant to the Equity Backstop Agreement, Crest will own approximately 19.9% of the outstanding Common Shares following completion of the Rights Offering.

Crest also holds $19,800,000 principal amount of 4.00% convertible senior unsecured notes of the Company (“Convertible Notes”) which are convertible into an additional 13,655,172 Common Shares of the Company at a conversion price of $1.45 per Common Share, before giving effect to the anti-dilution adjustment to the conversion price as a result of the Rights Offering. As a consequence of the Rights Offering and in accordance with the note indenture dated June 18, 2013 between the Company and Computershare Trust Company of Canada governing the terms of the Convertible Notes (the “Note Indenture”), the conversion price of the Convertible Notes may be adjusted immediately after the Rights Offering Record Date. Any such required adjustments will be made in accordance with the terms and conditions of the Note Indenture. A downward adjustment in the conversion price of the Convertible Notes will increase the number of Common Shares that Crest is entitled to receive upon conversion thereof. A copy of the Note Indenture governing the Convertible Notes is available under the Company’s profile on SEDAR at www.sedar.com.

The maximum number of Common Shares that may be purchased by Crest under the Rights Offering may not exceed 19.9% of the then issued and outstanding Common Shares (post-Rights Offering) and the balance purchased by Crest pursuant to the Equity Backstop will be Class A Preferred Shares. If upon the exercise of the Rights, the holdings of Crest would, in aggregate, exceed 19.9% of the then issued and outstanding Common Shares, the Company will complete the Private Placement of Class A Preferred Shares to Crest for that number of Common Shares that would otherwise have been issued on an exercise of Rights but for the application of the 19.9% limitation. The Class A Preferred Shares are intended to be equivalent to the Common Shares other than in respect of voting rights and certain rights upon the liquidation or winding up of the Company. The Class A Preferred Shares will be issued to Crest on a private placement basis and will be issued at a price equal to the Subscription Price.

Description of the Class A Preferred Shares

The Class A Preferred Shares have the rights, restrictions, conditions and limitations set forth below.

Voting

Holders of Class A Preferred Shares are not, except as required by law, entitled to receive notice of, attend or vote at any meetings of Shareholders.

Dividends

The Class A Preferred Shares shall be entitled to receive dividends, if, as and when declared by the Board in parity with the Common Shares, such dividend to be multiplied by the Conversion Ratio (as defined below), as applicable. If WesternZagros pays any dividend, or makes any other distribution on the Common Shares, then contemporaneously therewith, WesternZagros shall pay an identical dividend or make an identical distribution, on a per share basis, (multiplied by the Conversion Ratio, as applicable) on the Class A Preferred Shares and, likewise, no dividend or distribution shall be paid or made on the Class A Preferred Shares (except in the case of an involuntary liquidation event, as described below) unless WesternZagros pays an identical dividend or makes an identical distribution, on a per share basis, on the Common Shares.

Conversion into Common Shares

A holder of Class A Preferred Shares shall have the right, at such holder’s option and at no additional cost to such holder, to convert all, or any, of such holder’s Class A Preferred Shares into Common Shares on the basis of one Common Share for each Class A Preferred Share, subject to adjustment or modification from time to time as contemplated by the Class A Preferred Share provisions (the “Conversion Ratio”), at any time and from time to time, provided that a holder of Class A Preferred Shares shall not have such right to convert any Class A Preferred Shares if, and to the extent, any such conversion and the resulting issuance of Common Shares would result in:

(A) if the Shareholder Rights Plan is in effect at such time, such holder or the transferee, as applicable, becoming the “Beneficial Owner” (within the meaning of the Shareholder Rights Plan) of 20% or more of the outstanding Common Shares or any other shares in the capital of the Company entitled to vote generally in the election of all directors unless the application of the Shareholder Rights Plan has been waived by the Board in accordance with the terms thereof; or

(B) if any securities of WesternZagros are then listed on the TSXV, such holder or the transferee, as applicable, becoming a “Control Person” within the meaning of the rules and policies of the TSXV unless the TSXV has approved such conversion and any conditions precedent of the TSXV to such approval have been satisfied.

If 50% or more of the Common Shares are acquired by a person (or one or more persons acting jointly or in concert) whether by way of takeover bid, consolidation, amalgamation, arrangement, merger, acquisition or other form of business combination (a “Control Acquisition”), then the corresponding pro rata percentage of the then outstanding Class A Preferred Shares in proportion to the percentage of the then outstanding Common Shares being acquired or purchased pursuant to the Control Acquisition shall be, and shall be deemed to be, automatically converted, into the number of shares, cash or other securities or property issued in consideration for the purchase or acquisition of one Common Share, multiplied by the Conversion Ratio, as applicable, pursuant to the Control Acquisition (the “Acquisition Consideration”), without any further action by the Company or the holder of such Class A Preferred Shares and without payment of any additional consideration by such holder. Any conversion of Class A Preferred Shares pursuant to a Control Acquisition shall be deemed to have been made as of the effective time of the Control Acquisition and the rights of the holder of a Class A Preferred Share as the holder thereof shall cease at such time and the holder shall be treated for all purposes as having become the holder of record of the Acquisition Consideration at such time.

Liquidation

In the event of a distribution by the Company of its assets among its shareholders for the purpose of an involuntary liquidation, dissolution or winding-up of WesternZagros, holders of Class A Preferred Shares will be entitled to receive, from the assets of the Company available for distribution, in respect of each Class A Preferred Share, in priority to any other classes of shares of the Company (including Common Shares), an amount per Class A Preferred Share equal to the purchase price paid for each Class A Preferred Share, together with all dividends on each Class A Preferred Share declared but unpaid as of the effective date of such distribution.

In the event of a distribution by the Company of its assets among its shareholders for the purpose of a voluntary liquidation, dissolution or winding-up of WesternZagros (which includes a sale of all or substantially all of the assets of the Company), holders of Class A Preferred Shares will be entitled to receive, from the assets of the Company available for distribution, in respect of each Class A Preferred Share, such distribution in cash, stock and/or property, as applicable, as may be declared and paid on the Common Shares by the Board and as is the same as the type and amount of cash, stock and/or property, as applicable, in respect of each Common Share, multiplied by the Conversion Ratio, as applicable.

Adjustments

Certain adjustments shall be made to the Class A Preferred Shares, the Conversion Ratio, the number of Common Shares issuable upon conversion of the Class A Preferred Shares and/or the securities or property to be delivered to the holders upon conversion of the Class A Preferred Shares, from time to time, so as to ensure that the rights of the holders of the Class A Preferred Shares are maintained and not adversely affected by certain circumstances affecting the Common Shares, including the following:

(a)	a subdivision, redivision or change of the then outstanding Common Shares into a greater number of Common Shares,

(b)	a consolidation, combination, reduction or change of the then outstanding Common Shares into a lesser number of Common Shares,

(c)	the issuance or distribution of Common Shares to all of the holders of the then outstanding Common Shares by way of stock dividend or otherwise,

(each being a “Common Share Reorganization Transaction”),

(d)	a capital reorganization, reclassification or change of the Common Shares (other than as a result of a Common Share Reorganization Transaction),

(e)	a consolidation, amalgamation, merger, arrangement or other form of business combination of the Company with or into any other person (other than, in connection with a Control Acquisition, any Class A Preferred Shares which are not automatically converted into the Acquisition Consideration in accordance with the applicable provisions of the Articles of the Company),

(f)	a sale, lease or exchange of all or substantially all of the property of the Company to any Person (other than in connection with an Involuntary Liquidation Distribution),

(each being hereinafter referred to as a “Fundamental Change Transaction”), or

(g)	the distribution by the Company to all of the holders of the then outstanding Common Shares of (i) shares of any class or series (whether of the Company or another person) other than Common Shares, (ii) rights, options or warrants to purchase Common Shares (other than options granted pursuant to the provisions of the stock option plan of the Company), (iii) evidences of indebtedness, or (iv) cash (other than by way of a dividend in accordance with the Company’s dividend policy from time to time or in connection with an Involuntary Liquidation Distribution), other securities, property or assets (other than in connection with a Fundamental Change Transaction or in connection with an Involuntary Liquidation Distribution).

Voting Agreement

Provided that Class A Preferred Shares are required to be and are issued to Crest pursuant to the Equity Backstop Agreement, the Company and Crest will, on the Closing Date, enter into a voting agreement dated the Closing Date (the “Voting Agreement”), which provides that, in the event that the Class A Preferred Shares are entitled to a vote under the provisions of the Business Corporations Act (Alberta), Crest agrees to vote the Class A Preferred Shares in accordance with the recommendation of the Board, in certain circumstances, provided that the transaction(s) that give rise to a vote of the holders of the Class A Preferred Shares provide for equivalent economic treatment of the Common Shares and the Class A Preferred Shares. The obligation of Crest to vote as recommended by the Board shall not apply in respect of any matters relating to the rights, privileges, restrictions or conditions attached to such Class A Preferred Shares that may affect the equivalent economic treatment provided to the Common Shares and the Class A Preferred Shares.

Related Party Transactions

Equity Backstop and Private Placement

The Common Shares are listed on the TSXV and accordingly the Company is subject to the TSXV rules and policies. The TSXV has incorporated Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”) into TSXV Policy 5.9. Accordingly, WesternZagros is subject to MI 61-101 adopted by the securities regulators in the provinces of Ontario and Quebec, as amended or varied by the TSXV rules and policies.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “related party transactions” (as such term is defined in MI 61-101) between a corporation and a “related party” (as such term is defined in MI 61-101) of the corporation as a consequence of which the corporation issues a security to the related party.

In light of Crest’s ownership of approximately 19.7% of the issued and outstanding Common Shares, Crest is a “related party” of the Company as defined in MI 61-101 and the proposed Equity Backstop and subsequent issuance of Equity Backstop Preferred Shares pursuant to the Private Placement is a “related party transaction” for the purposes of MI 61-101 because it involves a transaction between the Company and a person that is a “related party” to the Company, being Crest, pursuant to which the Company shall issue securities of the Company to such “related party”. Accordingly, the Equity Backstop and the Private Placement are thereby subject to the formal valuation and minority approval requirements of MI 61-101 unless an exemption is available from such requirements. Despite the fact that the Equity Backstop and Private Placement is a “related party transaction”, WesternZagros is not required to obtain a formal valuation under MI 61-101 as it qualifies for the exemption to the formal valuation requirement set out in Section 5.5(b) of MI 61-101, since no securities of the Company are listed on “specified markets” set forth in MI 61-101. The TSXV is the only market upon which the Company’s Common Shares are listed and the TSXV is not a “specified market” for the purposes of MI 61-101.

Since the Equity Backstop and Private Placement constitutes a “related party transaction”, MI 61-101 requires that the Private Placement Resolution be approved by a majority of the minority of Shareholders. In determining minority approval for a related party transaction, WesternZagros is required to exclude the votes attached to Common Shares that, to the knowledge of WesternZagros and its directors and officers after reasonable inquiry, are beneficially owned or over which control or direction is exercised by all “interested parties” and their “related parties” and “joint actors” (all as defined in MI 61-101). Crest is considered to be an interested party and thereby excluded for the purposes of determining minority approval under MI 61-101 as it is a party to the Equity Backstop and Private Placement. To the knowledge of the Company, Crest holds 93,998,437 Common Shares and accordingly, 93,998,437 votes attached to such Common Shares will be excluded in determining whether minority approval for the Equity Backstop and Private Placement has been obtained.

In addition, MI 61-101 requires WesternZagros to disclose any “prior valuations” (as defined in MI 61-101) of WesternZagros that is relevant to the Private Placement and made within the 24-month period preceding the date of this Information Circular. After reasonable inquiry, neither WesternZagros nor any director nor any senior officer of WesternZagros has knowledge of any such “prior valuation”.

Rights Offering

The Rights Offering fits within the definition set out in Section 5.1(k) of MI 61-101, and accordingly, is not considered a “related party transaction” for the purposes of MI 61-101.

Debt Facility

The Debt Facility is a “related party transaction” for the purposes of MI 61-101 because it is a transaction where the Company will borrow money pursuant to a credit facility entered into with a person that is a “related party” to the Company, being Crest. Accordingly, under MI 61-101, the Debt Facility is subject to the formal minority approval requirements of MI 61-101 unless an exemption is available from such requirements. WesternZagros is not required to obtain minority approval for the Debt Facility as it qualifies for the exemption to the minority approval requirement set out in Section 5.7(1)(f) of MI 61-101. Specifically, the Debt Facility is being made available to the Company by Crest on reasonable commercial terms that are not less advantageous to the Company than if the Debt Facility were obtained from a person dealing at arm’s length with the Company, and the Debt Facility, or each advance under the Debt Facility, as the case may be, is not (A) convertible, directly or indirectly, into equity or voting securities of the Company or a subsidiary entity of the Company, or otherwise participating in nature, or (B) repayable as to principal or interest, directly or indirectly, in equity or voting securities of the Company or a subsidiary entity of the Company.

Stock Exchange Matters

The Company has applied for approval of the Private Placement by the TSXV. The approval of the Private Placement will be subject to the Company fulfilling all of the approval requirements of the TSXV.

Recommendation of the Board

After considering, among other things, the reasons set forth above under the heading “Background and Reasons for the Rights Offering”, the Board has unanimously (with Mr. Howland abstaining due to his representation on the Board as a Crest nominee) approved the Financing Commitment, including the Private Placement, and as such, unanimously (with Mr. Howland abstaining) recommends that Shareholders vote in favour of the Private Placement Resolution. One of the mutual conditions to closing the transactions contemplated by the Equity Backstop Agreement is that the Private Placement Resolution has been passed by Shareholders with the requisite approvals. In the event Shareholders fail to duly pass the Private Placement Resolution set forth herein, Crest would not be able to purchase any Equity Backstop Shares and, depending on the exercise of Rights by other Rightsholders, may not be able to exercise its Basic Subscription Right in full. As such, in the event Shareholders fail to duly pass the Private Placement Resolution set forth herein, the Board may determine not to proceed with the Rights Offering given the uncertainty as to the minimum amount of proceeds that the Company would be able to raise pursuant to the Rights Offering without the Equity Backstop.

Shareholdings of Directors and Officers

The names of the directors and officers of WesternZagros and the respective numbers and percentages of WesternZagros securities owned, or over which control or direction is exercised, by each of the directors and officers of WesternZagros and, to their knowledge, after reasonable enquiry, their respective associates, as at the date hereof are as set out in the following table.

Name	Office Held with WesternZagros	Number of Common Shares Owned(1)	Percentage of Outstanding Common Shares(2)	Number of Options Owned	Percentage of Outstanding Options(3)
David J. Boone	Director	100,000	Less than 1%	1,096,000	4.6%

Fred J. Dyment	Director and Chairman	392,987	Less than 1%	1,644,000	6.8%

Name	Office Held with WesternZagros	Number of Common Shares Owned(1)	Percentage of Outstanding Common Shares(2)	Number of Options Owned	Percentage of Outstanding Options(3)

John Frangos	Director	10,842,185	2.3%	1,346,000	5.6%

M. Simon Hatfield	Director and Chief Executive Officer	661,455	Less than 1%	3,980,000	16.6%

James C. Houck	Director	372,962	Less than 1%	1,096,000	4.6%

John M. Howland	Director	Nil	Nil	Nil	Nil

Randall Oliphant	Director	420,526	Less than 1%	1,110,000	4.6%

William Wallace	Director	55,000	Less than 1%	1,096,000	4.6%

Mary Benassi	Vice President, Human Resources	Nil	Nil	Nil	Nil

Tony Kraljic	Vice President, Business Development	253,525	Less than 1%	850,000	3.5%

Michael Mossman	Senior Vice President, Engineering and Operations	Nil	Nil	750,000	3.1%

Gregory Stevenson	Chief Financial Officer	151,436	Less than 1%	1,765,000	7.3%

Michael Tinkler	Vice President, Exploration and Reservoir Development	Nil	Nil	750,000	3.1%

Lianne Tysowski	Corporate Secretary	12,500	Less than 1%	348,000	1.4%

Note:

(1)	Includes all Common Shares held by the spouse and children of such individuals or corporations controlled by them.
(2)	Based on the number of issued and outstanding Common Shares as at September 1, 2014 of 476,620,510.
(3)	Based on the number of issued and outstanding stock option as at September 1, 2014 of 24,030,817.

Support Agreements

Each of Messrs. Boone, Dyment, Frangos, Hatfield, Houck, Oliphant, Wallace, Kraljic, Mossman and Stevenson and Ms. Tysowski have entered into a support agreement, which agreement provides, among other things, that such directors and officers will vote all of their Common Shares in favour of the Private Placement Resolution. As set forth above, these individuals hold, in aggregate, 13,262,576 Common Shares, representing approximately 2.8% of the issued and outstanding Common Shares.

Private Placement Resolution

At the Meeting, Shareholders will be asked to consider, and if deemed advisable pass, with or without variation, as an ordinary resolution, the Private Placement Resolution. The full text of the Private Placement Resolution is as follows:

“BE IT RESOLVED, as an ordinary resolution of the holders (the “Shareholders”) of common shares (“Common Shares”) of WesternZagros Resources Ltd. (the “Company”):

THAT the completion of the Equity Backstop and the Private Placement (as such terms are each defined below) and all matters relating thereto be and the same is hereby authorized and approved;

THAT the issuance of the number of non-voting, Series 1, Class A preferred shares of the Company (the “Preferred Shares”) by the Company to Crest Energy International LLC (“Crest”) or an affiliate of Crest pursuant to the terms and subject to the conditions of the equity backstop agreement (“Equity Backstop Agreement”) dated August 14, 2014 between the Company and Crest (the “Private Placement”), at a price per Preferred Share as described and all as more particularly described in the Information Circular of the Company dated September 1, 2014, be and the same is hereby approved and authorized;

THAT notwithstanding that this ordinary resolution has been duly passed by the Shareholders of the Company, if the Rights Offering does not proceed, the Board of Directors of the Company is hereby authorized, at its discretion, to revoke this ordinary resolution at any time before it is acted upon, and to determine not to proceed with the Private Placement without further approval of the Shareholders of the Company; and

THAT any director or officer of the Company be and is hereby authorized to do, or cause to be done, all things and execute and deliver, under the corporate seal of the Company or otherwise, all instruments, certificates, notices and other documents (including any documents required under applicable laws or regulatory policy) as any such director or officer in his or her sole discretion may determine to be necessary or desirable to give effect to the Rights Offering, the Equity Backstop Agreement, the Private Placement and this ordinary resolution, such determination to be conclusively evidenced by the taking of such action or such director’s or officer’s execution and delivery of any such instrument, certificate, notice or other document.”

In order for the Private Placement Resolution to be effective, it must be approved by an affirmative vote of a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting. In addition, the Private Placement Resolution must be passed by a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, after excluding the votes cast by Crest. It is expected that a total of 93,998,437 Common Shares held by Crest will be excluded from voting on the Private Placement Resolution.

In the event Shareholders fail to duly pass the Private Placement Resolution, the Rights Offering may not proceed. Failure to complete the Rights Offering may have an adverse effect on the Company’s business, financial condition and results of operations.

In the absence of contrary directions, the Management Designees, if named as proxy, intend to vote proxies in the accompanying form of proxy, in favour of this ordinary resolution.

Approval to Amend Articles to Increase the Maximum Number of Directors of the Company

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution (the “Articles Amendment Resolution”), the text of which is set out below, authorizing the Company to amend its articles to increase the maximum number of directors of the Company from 9 to 10 (the “Amendment”). In connection with the Debt Facility, Crest is provided with the right to nominate one additional individual for election to the Board upon the first draw down on the loans by the Company under the terms and conditions of the Debt Facility. This right will be in addition to the right that Crest already has to nominate two individuals for election to the Board pursuant to the terms of the Investment Agreement. Crest’s right to nominate one additional director to the Board will continue for so long as and so long as any loans under the Debt Facility remain outstanding. Management of the Company is of the view that the proposed Amendment is necessary in order to fulfill the Company’s obligations under the Loan Agreement and the Investment Agreement Amendment. Crest’s right to nominate one additional director to the Board is set forth in the Investment Agreement Amendment, a copy of which is filed under the Company’s profile at www.sedar.com.

The directors of the Company unanimously (other than Mr. Howland who has abstained as he is a director nominee of Crest and was or is an officer or manager of various entities affiliated with Crest) recommend that Shareholders vote in favour of the Articles Amendment Resolution at the Meeting. To be effective, the Articles Amendment Resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person or represented by proxy at the Meeting. In the absence of contrary directions, the Management Designees, if named as proxy, intend to vote proxies in the accompanying form of proxy, in favour of this special resolution.

The full text of the Articles Amendment Resolution is as follows:

“BE IT RESOLVED, as a special resolution of the holders (the “Shareholders”) of common shares (“Common Shares”) of WesternZagros Resources Ltd. (the “Company”):

THAT the Company is hereby authorized pursuant to Section 173(1)(l) of the Business Corporations Act (Alberta) to amend its articles to increase the maximum number of directors of the Company from 9 to 10 (the “Amendment”);

THAT any director or officer of the Company be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Company, to execute, under the seal of the Company or otherwise, and to deliver for filing with the Registrar under Section 177 of the Business Corporations Act (Alberta) articles of amendment in respect of the Amendment and such other documents as are necessary or desirable in connection with the Amendment;

THAT notwithstanding that this special resolution has been duly passed by the Shareholders, if the Rights Offering does not proceed, the Board of Directors of the Company is hereby authorized, at its discretion, to revoke this special resolution at any time before it is acted upon, and to determine not to proceed with the Amendment without further approval of the Shareholders of the Company; and

THAT any director or officer of the Company be and is hereby authorized to do, or cause to be done, all things and execute and deliver, under the corporate seal of the Company or otherwise, all instruments, certificates, notices and other documents (including any documents required under applicable laws or regulatory policy) as any such director or officer in his or her sole discretion may determine to be necessary or desirable to give effect to the Amendment and this special resolution, such determination to be conclusively evidenced by the taking of such action or such director’s or officer’s execution and delivery of any such instrument, certificate, notice or other document.”

Other Business

Management is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of the Company is not aware of any material interest, direct or indirect, of any director (including any proposed director) or executive officer of the Company, any person or company beneficially owning, directly or indirectly, or exercising control or direction over, or a combination of both, more than 10 percent of the Common Shares, or any associate or affiliate of such person in any transaction since commencement of the last financial year or in any proposed transaction which in either case has materially affected or will materially affect the Company or its subsidiaries, except as set forth above under “Particulars of Matters to be Acted Upon” or as set forth below.

On March 18, 2013, Crest purchased from the Company 51,000,000 Common Shares at a price of $1.25 per share for gross proceeds of $63.75 million resulting in Crest holding approximately 19.8 percent of the Company’s then issued and outstanding Common Shares. At the same time, Crest also advanced to the Company US$57.5 million pursuant to a restated and amended senior secured loan agreement dated March 13, 2013 (the “March 2013 Loan”). Interest on the March 2013 Loan accrued at 6 percent per annum.

On April 4, 2013, Crest purchased from the Company 2,284,151 Common Shares and Jasmine Capital Investments Pte. Limited purchased from the Company 9,147,271 Common Shares at a price of $1.25 per share for gross proceeds of approximately $14.3 million. The net proceeds were used to repay a portion of the debt owing to Crest.

In June 2013, the Company completed non-brokered private placements of $100 million aggregate principal amount of Convertible Notes, of which: (a) $70 million aggregate principal amount of Convertible Notes were purchased by investment funds managed by Paulson & Co. Inc.; and (b) $19.8 million aggregate principal amount of Convertible Notes were purchased by Crest. A portion of the proceeds from the private placements were used to repay the remaining debt owing to Crest from the March 2013 Loan.

The Convertible Notes have a face value of $1,000 per note, a coupon of 4 percent, a maturity date of December 31, 2015 and are convertible into Common Shares at the option of the holder at a conversion price of $1.45 per share (subject to adjustment in certain events). The Convertible Notes bear interest from June 18, 2013 payable semi-annually in arrears on June 30 and December 31 of each year. The Convertible Notes are not redeemable by the Company prior to their expiry, except upon a change of control of the Company where the holder of the notes has not exercised the conversion right. A copy of the indenture governing the Convertible Notes is available under the Company’s profile on SEDAR at www.sedar.com.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Management of the Company is not aware of any material interest, direct or indirect, of any director or executive officer of the Company or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting except as set forth above under “Particulars of Matters to be Acted Upon” or as set forth below.

Mr. John Howland, a director of the Company, is a director nominee of Crest pursuant to the terms of the Investment Agreement. Mr. Howland was or is an officer or manager of certain entities affiliated with Crest.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Common Shares issuable under the Company’s stock option plan (the “Option Plan”), the weighted average exercise price of such outstanding stock options (“Options”) and the number of Common Shares remaining available for future issuance under the Option Plan as of December 31, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding Options (a)	Weighted exercise price of outstanding Options ($) (b)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by securityholders	26,332,016	0.74	21,177,899
Equity compensation plans not approved by securityholders	Nil	N/A	Nil

Total:	26,332,016	0.74	21,177,899

Note:

(1)	The number of securities available for future issuance under the Option Plan is equal to 10 percent of the issued and outstanding Common Shares at any time less the number of securities to be issued upon exercise of Options which are outstanding at such time. As at September 1, 2014, there were 476,620,510 Common Shares issued and outstanding and 24,030,817 Options outstanding. Accordingly, 23,631,234 Common Shares remain available for future issuances under the Option Plan as at September 1, 2014.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol “WZR”. The following table sets forth the price ranges and volume traded of Common Shares as reported by the TSXV for the periods indicated.

Period	High	Low	Close	Volume
2014
January	$1.12	$0.96	$0.99	26,296,644
February	$1.10	$0.87	$0.90	16,294,238
March	$1.02	$0.80	$0.89	9,579,867
April	$0.95	$0.74	$0.87	12,056,673
May	$1.18	$0.84	$1.15	14,909,746
June	$1.19	$0.91	$1.19	17,032,165
July	$1.28	$1.06	$1.07	10,691,883
August	$1.17	$0.73	$0.85	19,532,650

On August 29, 2014, the last trading day on the TSXV prior to the date of this Information Circular, the closing price of the Common Shares on the TSXV was $0.85.

PRIOR SALES

Other than issuances of Common Shares upon exercises of Options, WesternZagros has not issued or sold any Common Shares or securities convertible into Common Shares during the 12 months prior to the date hereof other than as set forth below.

PRIOR PURCHASES

No Common Shares or other securities of the Company have been purchased by the Company during the 12 months preceding the date of this Information Circular.

PREVIOUS DISTRIBUTIONS

The Company has distributed Common Shares during the five years preceding the date of this Information Circular as set forth below.

Date of Distribution	Number of Common Shares Distributed		Distribution Price per Common Share	Aggregate Proceeds Received by the Company
March 10, 2011	89,665,352	(1)	$0.48	$43,039,369
October 25, 2011	74,000,000	(1)	$0.63	$46,620,000
2011	79,800	(2)	$0.49 – $0.56	$40,502
August 10, 2012	40,714,286	(1)	$1.40	$57,000,000
2012	177,067	(2)	$0.49 – $0.80	$94,730
March 18, 2013	51,000,000	(1)	$1.25	$63,750,000
April 4, 2013	11,431,422	(1)	$1.25	$14,289,278
2013	566,899	(2)	$0.49 – $0.74	$303,927
2014	1,521,364	(2)	$0.49 – $1.15	$879,467

Notes:

(1)	Common Shares distributed via private placement.
(2)	Common Shares distributed pursuant to exercise of Options throughout applicable year indicated.

DIVIDENDS

WesternZagros has not declared or paid any dividends on its securities since its incorporation. Any decision to pay dividends on the Common Shares or any other outstanding class of shares, from time to time, will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions existing at such future time. At present, WesternZagros does not anticipate declaring and paying any dividends in the foreseeable future.

EXPENSES

The estimated costs to be incurred by WesternZagros relating to the Rights Offering and the Private Placement, including, without limitation, financial advisory, accounting and legal fees, Computershare fees and the preparation and printing of this Information Circular are expected to be approximately $2 million.

AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, has served as auditor of the Company since its incorporation in August 2007.

APPROVAL OF THE INFORMATION CIRCULAR

The content and mailing of this Information Circular has been approved by the Board (other than Mr. Howland who has abstained as he is a director nominee of Crest and was or is an officer or manager of various entities affiliated with Crest) .

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is contained in the Company’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2013, and the unaudited condensed consolidated interim financial statements of the Company, together with the notes thereto as at and for the three and six months ended June 30, 2014 and 2013 and the Second Quarter Interim Report of the Company for the period ended June 30, 2014. In addition, a Shareholder may obtain copies of the Company’s consolidated financial statements and management’s discussion and analysis, without charge, by contacting the Company at Suite 600, Ernst & Young Tower, 440 – 2nd Avenue S.W., Calgary, Alberta, T2P 5E9, telephone: (403) 693-7001.